Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction

1.	Marchex Adhere PPC, Inc.	Utah

2.	eFamily.com, Inc.	Utah

3.	Marchex Connect NA, Inc.	Delaware

4.	Marchex Paymaster, LLC	Delaware

5.	goClick.com, Inc.	Delaware

6.	Marchex Adhere SSC, LLC	Delaware

7.	MDNH, Inc.	Delaware

8.	MDNH CAH, Inc.	Delaware

9.	MDNH CA Corporation	Nova Scotia

10.	MDNH International, Ltd.	Ireland

11.	Marchex Voice Services, Inc.	Pennsylvania